Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2024

The principal balances and results accumulated for the period ending January 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,455,200
Loans and accounts receivables from customers and banks, net	39,776,094
Loans and accounts receivables from customers at fair value, net	106,662
Financial instruments	13,292,718
Financial derivative contracts	13,246,270
Other asset ítems	4,333,296
Total assets	**73,210,240**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,552,041
Time deposits and other time liabilities	16,342,203
Issued debt and regulatory capital instruments	10,920,563
Financial derivative contracts	13,854,889
Other liabilities ítems	14,064,502
Total equity	4,476,042
Total liabilities and Equity	**73,210,240**

Equity attributable to:	
Equity holders of the Bank	4,350,955
Non-controlling interest	125,087

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	90,573
Net fee and commission income	40,703
Result from financial operations	17,637
Total operating income	**148,913**
Provision for loan losses	(43,674)
Support expenses	(70,814)
Other results	(4,681)
Income before tax	**29,744**
Income tax expense	(11,751)
Net income for the period	**17,993**

Attributable to:	
Equity holders of the Bank	17,596
Non-controlling interest	397

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Enero de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Enero de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.455.200
Créditos y cuentas por cobrar a clientes y bancos	39.776.094
Créditos y cuentas por cobrar a clientes a valor razonable	106.662
Instrumentos financieros	13.292.718
Contratos de derivados financieros	13.246.270
Otros rubros del activo	4.333.296
Total Activos	**73.210.240**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.552.041
Depósitos y otras captaciones a plazo	16.342.203
Instrumentos de deuda y capital regulatorio emitidos	10.920.563
Contratos de derivados financieros	13.854.889
Otros rubros del pasivo	14.064.502
Total patrimonio	4.476.042
Total Pasivos y Patrimonio	**73.210.240**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.350.955
Interés no controlador	125.087

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	90.573
Ingresos neto de comisiones	40.703
Resultado de operaciones financieras	17.637
Total ingresos operacionales	**148.913**
Gasto de pérdidas crediticias	(43.674)
Gastos de apoyo	(70.814)
Otros resultados	(4.681)
Resultado antes de impuesto	**29.744**
Impuesto a la renta	(11.751)
Utilidad consolidada del periodo	**17.993**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	17.596
Interés no controlador	397

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.